PACIFIC BOOKER MINERALS INC.
#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE MKT	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces results of requests to access records under the Freedom of Information and Protection of Privacy Act

Vancouver BC,  April 17, 2013:  In March 2013, the Company, through its counsel at Hunter Litigation Chambers, filed two separate requests to the Environmental Assessment Office (“EAO”), the Ministry of the Environment (“MOE”) and the Ministry of Energy, Mines, and Natural Gas (“MEM”) to access records under the Freedom of Information and Protection of Privacy Act.  The purpose of these requests was to obtain further information regarding the government's decision to deny Pacific Booker's application for an Environmental Assessment Certificate in connection with the proposed Morrison Copper/Gold Mine.

The first request, submitted on March 7, 2013, was for a copy of a report containing the recommendations of the Executive Director of the EAO, as submitted by the EAO to the MOE and the MEM on or about August 21, 2012 (as well as any subsequent or revised versions of the Recommendations).  The EAO provided a copy of the August 21, 2012 Executive Director's Recommendations as per the request.  In contrast, the MOE responded to the first request on April 8, 2013 and advised that no records were located in response to the request.  Pacific Booker has serious concerns with the MOE's response.  The EAO was under a statutory obligation pursuant to the Environmental Assessment Act to provide a copy of the August 21, 2012 Executive Director's Recommendations to the MOE.  The MOE's contention that it does not have a copy of the August 21, 2012 Executive Director's Recommendations raises questions about whether the Environmental Assessment Act has been complied with and whether the MOE has properly discharged its statutory duties to provide documents to the public in response to freedom of information requests.

Pacific Booker's second freedom of information request, submitted on March 20, 2013, was for: (1) all documents submitted by the EAO to the MOE and/or the MEM between August 1, 2012 and October 1, 2012; and (2) all documents relating to the denial of Pacific Booker’s application for an environmental assessment certificate.  On April 9, 2013, the MOE again advised Pacific Booker that no records were located in response to the request.  The EAO and MEM have not yet responded to Pacific Booker's second request.

The MOE's position that it has no documents in its possession that are responsive to either of Pacific Booker's freedom of information requests raises serious questions about the adequacy of the MOE's record-keeping, or alternatively, about whether the MOE is properly discharging its statutory duties to search for and provide records to the public under the Freedom of Information and Protection of Privacy Act.  Pacific Booker is currently considering all of its options and may file a complaint with the Office of the Information and Privacy Commissioner regarding the MOE's handling of these requests.

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On Behalf of the Board of Directors

“John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml